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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HEMACARE CORP. (Name of Issuer)
COMMON STOCK NO PAR VALUE (Title of Class of Securities)
423498104 (CUSIP Number)

CHARLES R. SCHWAB, JR.
CHESS VENTURES, L.L.C.
ONE EMBARCADERO, SUITE 2480
SAN FRANCISCO, CA 94111
(415) 315-1251
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 19, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 423498104	13D	Page 2 of 8

1.	Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only)
Chess Ventures, L.L.C. (formerly known as "Kensington Capital Management, Inc.")

2.	Check the Appropriate Box if a Member of a Group	(a)	☒
	Not Applicable	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)
WC, AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
340,000

		8.	Shared Voting Power
-0-

		9.	Sole Dispositive Power
340,000

		10.	Shared Dispositive Power
-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person
340,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
4.5%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 423498104	13D	Page 3 of 8

1.	Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only)
Charles R. Schwab, Jr.

2.	Check the Appropriate Box if a Member of a Group	(a)	☒
	Not Applicable	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)
PF, WC, AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
45,000 shares which are held through vested options (exercisable within 60 days)

		8.	Shared Voting Power
385,000*

		9.	Sole Dispositive Power
45,000 shares which are held through vested options (exercisable within 60 days)

		10.	Shared Dispositive Power
385,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
385,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
5.1%

14.	Type of Reporting Person (See Instructions)
IN

        * In his capacity as the Managing Member of Chess Ventures, L.L.C., Mr. Schwab may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the 340,000 Shares of Hemacare Corp. held directly by Chess Ventures, L.L.C.

        Item 2 of the Statement is hereby amended by deleting the first, second, and third paragraphs thereof and replacing them with the following:

        (a), (b), (c) and (f): This statement is being filed by (i) Chess Ventures, L.L.C., a Delaware limited liability company ("Chess Ventures," formerly known as "Kensington Capital Management, Inc."), with respect to shares of the Common Stock of the Issuer beneficially owned by it, and (ii) Charles R. Schwab, Jr. with respect to shares of the Common Stock of the Issuer beneficially owned by Mr. Schwab.

        Chess Ventures is a Delaware limited liability company whose principal business activity is to make private equity investments. Chess Ventures is located at One Embarcadero, Suite 2480, San Francisco, CA 94111. Mr. Schwab is the Managing Member of Chess Ventures.

        Mr. Schwab is a United States citizen. His business address is One Embarcadero, Suite 2480, San Francisco, CA 94111. Mr. Schwab is the Managing Member of Chess Ventures.

        Item 3 of the Statement is hereby amended by deleting the first paragraph thereof and by restating in its entirety the second paragraph as follows:

ITEM 3.    Source and Amount of Funds.

        On March 19, 2002, Chess Ventures directed the sale of 250,000 shares of the 590,000 shares of Common Stock of the Issuer beneficially owned by Chess Ventures. Mr. Schwab holds options to purchase 45,000 shares of Common Stock of the Issuer. For purposes of this report, all of the 250,000 shares of Common Stock of the Issuer owned by Chess Ventures are attributed also to Mr. Schwab, as the Managing Member of Chess Ventures. For all other purposes, Mr. Schwab disclaims beneficial ownership of the 340,000 shares of Common Stock of the Issuer beneficially owned by Chess Ventures.

        Item 4 of the Statement is hereby amended and restated in its entirety as follows:

ITEM 4.    Purpose of Transaction.

        Chess Ventures is disposing of 250,000 shares of the Common Stock of the Issuer beneficially owned by Chess Ventures.

        Item 5 of the Statement is hereby amended and restated in its entirety as follows:

ITEM 5.    Interest in Securities of the Issuer.

        (a) and (b): Set forth in the table below are the number and percentage of Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person as of the date hereof:

Name	Number of Shares Beneficially Owned with Sole Voting Power	Number of Shares Beneficially Owned with Shared Voting Power	Number of Shares Beneficially Owned with Sole Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned*
Chess Ventures, L.L.C.	340,000	0	340,000 (see Item 6)	340,000	4.5%
Charles R. Schwab, Jr.	385,000	0	385,000 (see Item 6)	385,000	5.1%

*
Percentage based on the total issued and outstanding shares of Common Stock reported by the Issuer in its 10-Q, filed with the Securities and Exchange Commission on November 29, 2001.

        (c): The disposition of shares of Common Stock of the Issuer effected by the Reporting Persons during the 60 days preceding the Event Date reported on page 1 and since that date are set forth below. All such shares were sold through open market transactions.

A. Shares Disposed of by Chess Ventures(1)

Trade Date	Number of Shares	Price Per Share
3/19/2002	250,000	$0.90

(1)
All of the transaction set forth herein relate to dispositions of securities at Mr. Schwab's direction for the benefit of Chess Ventures.

B. Shares Disposed of by Mr. Schwab

        Mr. Schwab did not dispose of any shares in his individual capacity. However, Mr. Schwab is the Managing Member of Chess Ventures. Therefore, for purposes of reporting on this Schedule 13D/A only, the shares of Common Stock beneficially owned by Chess Ventures are being attributed to Mr. Schwab. Accordingly, the information set forth above for Chess Ventures is applicable to Mr. Schwab as well. For all other purposes, Mr. Schwab disclaims the beneficial ownership of the 340,000 shares of Common Stock of the Issuer beneficially owned by Chess Ventures.

        (d): Not Applicable.

        (e): Not Applicable.

        Item 6 of the Statement is hereby amended and restated in its entirety as follows:

ITEM 6.    Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

        Except for the operating agreement with Chess Ventures, pursuant to which Mr. Schwab is the operator and manager of Chess Ventures and is given exclusive authority to invest the assets of Chess Ventures, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to the Common Stock or any other securities of the Issuer, including the transfer or voting of the Common Stock or other securities.

        As the Managing Member of Chess Ventures (i) all investment decisions made by Chess Ventures, as a beneficial owner of securities, shall be determined by Mr. Schwab, and (ii) all voting rights exercised by Chess Ventures as a beneficial owner of securities shall be exercised only as determined by Mr. Schwab, or by proxies designated by Mr. Schwab.

        Item 7 of the Statement is hereby added by inserting the following:

ITEM 7.    Material to be Filed as Exhibits.

        Exhibit 1: Agreement of Joint Filing, dated May 9, 2002, among Mr. Schwab and Chess Ventures, L.L.C.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: May 9, 2002	/s/ Charles R. Schwab, Jr. CHARLES R. SCHWAB, JR.
CHESS VENTURES, L.L.C.
	By:	/s/ Charles R. Schwab, Jr.
	Name:	Charles R. Schwab, Jr.
	Title:	Managing Member

EXHIBIT 1

Agreement of Joint Filing

        The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the statement dated March 19, 2002 containing the information required by Schedule 13D for the securities of Hemacare Corp. held by Mr. Charles R. Schwab, Jr., a natural person, and Chess Ventures, L.L.C., a Delaware limited liability company, and such other holdings as may be reported therein.

Date: May 9, 2002	/s/ Charles R. Schwab, Jr. CHARLES R. SCHWAB, JR.
CHESS VENTURES, L.L.C.
	By:	/s/ Charles R. Schwab, Jr.
	Name:	Charles R. Schwab, Jr.
	Title:	Managing Member

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SIGNATURE
Agreement of Joint Filing